UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 03 May, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	3rd May, 2012

                                         AIB cancels its capital redemption reserve fund and part of its share premium account

Allied Irish Banks, p.l.c. ("AIB") makes the following announcement further to Resolution 7 passed at its Extraordinary General Meeting held on 26 July 2011. The Irish High Court today, confirmed the application by AIB to cancel its capital redemption reserve fund of €3,957,595,068.24 and €2bn of its share premium account. The reserve resulting from those cancellations will be used to eliminate permanent losses and be treated as distributable reserves.

The implementation of the Court Order will have no impact on the Group's capital ratios.

- ENDS -

For further information, please contact:

Alan Kelly	Niamh Hennessy
Director of Corporate Affairs & Marketing	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-7721382
email: alan.j.kelly@aib.ie	email: niamh.n.hennessy@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 03 May, 2012

By: ___________________

                                                                                                                                             Paul Stanley
             Acting Chief Financial Officer
     Allied Irish Banks, p.l.c.